Exhibit (a)(5)(M)

Conference call for Analysts and Investors
E.ON’s final offer for Endesa
Madrid, February 3, 2007

Presentation by:

Dr. Wulf H. Bernotat
Chairman of the E.ON AG Board of Management and CEO

Please check against delivery

E.ON AG Conference Call for Analysts and Investors, Madrid, February 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 2 of 9

Good afternoon ladies and gentlemen. I would first like to thank you for joining this conference call on a Saturday.

It has now been more than thirteen months since we first approached Endesa, and more than eleven months since we launched our initial offer. I am extremely happy today that we have now entered the final stage of the offer process.

Indeed, as you know, Gas Natural announced on Thursday evening its withdrawal from the bid process, leaving E.ON as the sole bidder for Endesa.

We filed yesterday with the CNMV our last and final offer. It amounts to 38.75 Euros per share, all in cash and open to all Endesa shareholders.

Our offer remains subject to the two conditions that we had set initially, namely

•	that we obtain at least 50.01 percent of Endesa’s capital, and

•	that Endesa’s shareholders agree to waive a number of restrictions in its articles of association, especially the 10 percent limit on voting rights.

The acceptance period formally opened on January 26. It is now up to the CNMV to formally approve our final offer within the next days.

Shortly after the approval of the CNMV, we expect that Endesa will call for an extraordinary shareholder meeting to decide on the second condition. Due to the minimum notice period of 30 days, we can expect the EGM to take place in the second half of March. The acceptance period should close soon thereafter.

The Board of Directors of Endesa will also give its opinion on our final offer in the coming days. In its opinion on our initial offer, it already viewed positively the fact that our offer is all in cash, and that we intend to maintain Endesa’s industrial project, its investment plan, and its staff.

E.ON AG Conference Call for Analysts and Investors, Madrid, February 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 3 of 9

A compelling offer for Endesa

At 38.75 Euros per share, our offer price represents compelling value for the shareholders of Endesa.

It puts Endesa’s equity value at 41 billion Euros, and its enterprise value at about 69 billion Euros.

Our offer is 109 percent higher than Endesa’s undisturbed share price prior to the announcement of Gas Natural’s initial offer in September 2005. Over the same period, the European utility sector has gained only 49 percent.

Furthermore, our offer stands at a premium of approximatively 28 percent to the stand-alone fair value estimates recently published by brokers.

We are thus convinced that our offer represents a unique opportunity for Endesa shareholders.

In addition, the combination of Endesa and E.ON will benefit Endesa’s employees and customers.

We have said time and again that we want to keep Endesa’s integrity. We fully support Endesa’s development path as it closely aligns with E.ON’s own strategy. We are fully committed to the investments already planned by Endesa for the 2007-2009 period.

As part of E.ON, Endesa will take the lead of the new Market Unit Southern Europe & Latin America with headquarters in Madrid. Anyone who is familiar with the way E.ON operates knows that each market unit keeps wide-ranging decision-making responsibilities.

E.ON AG Conference Call for Analysts and Investors, Madrid, February 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 4 of 9

Even as part of E.ON, Endesa will thus keep its identity and its integrity.

We do not regard the integration of Endesa within the E.ON family as a one-way street. Our philosophy is all about making the best use of all the talent we have across the group. We plan for example to build Endesa’s Centre of Excellence in Distribution based in Barcelona into a Global Centre of Excellence for the entire E.ON group.

Endesa’s employees will thus have plenty of opportunities to deploy their skills and talents, whether in Spain, in Latin America, in Italy, or elsewhere in the wider E.ON group.

For customers, the transaction creates a business with the scale and resources to carry out the necessary investments to renew and develop Europe’s energy infrastructure. It also creates a group with the capacity to leverage its global customer base in negotiations with primary energy producers.

If anything, the transaction will enhance Endesa’s competitive position in the Spanish market, and help it to contribute positively to Spanish security of supply.

Let me now address the implications of our bid for E.ON.

E.ON AG Conference Call for Analysts and Investors, Madrid, February 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 5 of 9

A transforming acquisition for E.ON

I have had many opportunities in the past few months to highlight the strategic rationale of this transaction:

•	First, our conviction is that the EU vision of a single, integrated, Pan-European energy market will progressively become reality. E.ON and Endesa together will have an unrivalled platform to benefit from the future integration of the European electricity and gas markets.

•	Second, Endesa’s presence in fast growing markets optimally complements E.ON’s high quality asset portfolio.

•	And third, both Endesa and E.ON share a philosophy of creating leading integrated power and gas businesses with the ability to invest for the long term to create value for all stakeholders.

Let me now explain why we have decided to improve our offer to 38.75 Euros per share.

First, Endesa posted last week a very healthy set of results for 2006, with EBITDA growing by 19 percent year-on-year, and ordinary net income by 39 percent. Moreover, Endesa’s management once again raised the earnings targets for the next three years.

Secondly, we have seen over the last few months Endesa’s business environment improving.

•	In Spain, the regulatory framework is now clearly moving towards market-oriented pricing.

•	In Latin America, earnings performance benefited from strong organic growth and from continued efficiency improvements, and we expect these developments to continue. Chile, Endesa’s most important market in the region, saw its credit rating upgraded.

E.ON AG Conference Call for Analysts and Investors, Madrid, February 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 6 of 9

Thirdly, in early November, the Spanish Ministry of Industry substantially modified the conditions imposed on us by the CNE. As a result, any uncertainties regarding asset disposals have been removed.

This has allowed us to carry out a more detailed quantification of the synergies that we expect the combination of E.ON and Endesa to generate. By 2010, we plan to achieve approximatively 600 million Euros of synergies per year.

Best practice transfers would contribute for 235 million Euros in Spain, and for 90 million Euros in Latin America. Procurement synergies would account for 220 million Euros, while combining organizations in overlapping markets would save 55 million Euros. We still have to assess the potential for best practice transfers from Endesa to E.ON.

And finally, we have markedly sharpened our understanding of Endesa, of the different markets where it operates, and of the potential benefits of the transaction. We have gained more confidence in Endesa’s ability to deliver on its targets and in its longer term prospects. We have thus become more comfortable with our business projections and with our fundamental valuation of Endesa.

Alltogether, we came to the conclusion that we had to revise our initial offer.

The acquisition of Endesa fulfills all our financial criteria. It will be earnings enhancing after the first full year of acquisition and will deliver returns above its cost of capital within three years.

E.ON AG Conference Call for Analysts and Investors, Madrid, February 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 7 of 9

Moreover, the transaction will bring new growth potential to the group and help it optimize its capital structure, and hence lower its cost of capital.

All in all, we are convinced that this transforming acquisition will create value for E.ON shareholders.

Offer financing

I would now like to conclude with a few remarks regarding the financing of our offer.

Depending on the acceptance level, the financing requirements will be up to 41 billion Euros. Whatever the exact outcome, we remain fully committed to maintaining a single A flat rating.

We have already secured the short-term financing of our offer through syndicated loan and guarantee facilities. The refinancing of the transaction will be based on the following three components:

•	We will first increase our leverage within the limits of our rating commitment.

•	Second, we might make selected asset disposals consistent with our strategic and financial objectives.

•	And finally, if necessary, we will consider to issue equity-linked instruments or equity for up to 10 percent of our share capital.

Last but not least, we reconfirm our dividend policy for the combined group.

E.ON AG Conference Call for Analysts and Investors, Madrid, February 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 8 of 9

Conclusion

To conclude, by any standards, the proposed acquisition of Endesa represents a once-in-a-lifetime opportunity for E.ON.

The combined group will undoubtedly become the leader of the European and global power and gas industry.

We are fully convinced that the transaction will prove positive for Endesa’s shareholders, employees and customers, and that it will create value for E.ON shareholders. And I am personally committed to deliver on that.

Thank you for your attention. Marcus Schenck and I are now ready to answer your questions.

On the 26th of January 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

E.ON AG Conference Call for Analysts and Investors, Madrid, February 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 9 of 9

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.